HOUGHTON MIFFLIN COMPANY
          EXHIBIT 12--COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Dollars in Millions)

                                                                 Years Ended December 31,
                                                 ------------------------------------------------------------
                                                 1996       1995(C)      1994(B)      1993(A)      1992
                                                 --------   ----------   ----------   ----------   -------
Earnings (loss) before fixed charges:
 Net income (loss) before extraordinary
 item and cumulative effect of
 accounting changes   ........................    $43.6       $ (7.2)      $52.4        $31.4       $19.0
 Provision (benefit) for income taxes   ......     30.3         (4.2)       32.7         17.7         9.4
                                                  ------      ------       ------       ------      ------
Income (loss) from continuing operations
 before taxes, extraordinary item, and
 cumulative effect of accounting changes           74.0        (11.4)       85.1         49.1        28.4
 Interest expense  ...........................     41.6         15.2         7.7          3.6         4.4
 Interest portion of rental expense*    ......      3.0          3.8         3.4          3.3         3.7
                                                  ------      ------       ------       ------      ------
Earnings (loss) before fixed charges    ......    118.6       $  7.6       $96.2        $56.0       $36.5
Fixed charges:
 Interest expense  ...........................     41.6         15.2         7.7          3.6         4.4
 Interest portion of rental expense*    ......      3.0          3.8         3.4          3.3         3.7

Total fixed charges   ........................     44.6       $ 19.0       $11.1        $ 6.9       $ 8.1
Ratio of earnings to fixed charges   .........      2.7          0.4         8.6          8.1         4.5


(A) On June 4, 1993, the Company completed an early redemption of $25 million in senior notes due December 15, 1994. The Company recognized an extraordinary loss of $1.0 million, net of a tax benefit of $0.6 million. The extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.


(B) On March 30, 1994, the Company completed an early redemption of $25 million in senior notes due March 30, 1997. The Company recognized an extraordinary loss of $1.2 million, net of a tax benefit of $0.8 million. This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earning to fixed charges.


(C) The Company would need $11.4 million in additional income to cover its fixed charges in 1995.

* Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.